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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

COLLECTORS UNIVERSE, INC.

(Name of Issuer)

COMMON STOCK, $.001 par value

(Title of Class of Securities)

19421R200

(CUSIP Number)

ERIN WHITE 8435 KATY FREEWAY HOUSTON, TEXAS 77024 (713) 464-6868

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. 19421R200

(1)	Names of Reporting Persons. RICHARD KENNETH DUNCAN SR.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not Applicable
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially by Owned by Each Reporting Person With:	(7)	Sole Voting Power 992,404
	(8)	Shared Voting Power -0-
	(9)	Sole Dispositive Power 992,404
	(10)	Shared Dispositive Power -0-
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 992,404
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 12.24%
(14)	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This statement amends the Schedule 13D dated February 10, 2009 (the “Schedule 13D”), as modified by amendments filed February 10, 2009, March 19, 2009, May 12, 2009, May 19, 2009, January 12, 2011, March 30, 2011, June 7, 2011 and September 16, 2011(the “Amended Schedule 13D”) filed on behalf of the Reporting Person, with respect to the common stock, $.001 par value per share (“Common Shares”), of Collectors Universe, Inc., a Delaware corporation (the “Company”).

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 992,404 Common Shares, which represents approximately 12.24% of the outstanding Common Shares. The percentage of beneficial ownership of the Reporting Person, as reported in this Schedule 13D/A, was calculated based on 8,106,657 Common Shares outstanding as of May 5, 2012, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 9, 2012.

(b) The Reporting Person has the sole power to vote and dispose of 992,404 Common Shares.

(c) The transactions in the Issuer’s Common Shares by the Reporting Person in the last 60 days are listed on Exhibit 1 attached hereto and made a part hereof. All such transactions were effected in the open market on the NASDAQ Global Market.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 – Schedule of Transactions

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2012
Date

/s Richard K. Duncan, Sr.
Signature

Richard Kenneth Duncan, Sr.
Name/Title

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